Ares Acquisition Corporation

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

January 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Ares Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted October 29, 2020

CIK No. 1829432

Ladies and Gentlemen:

This letter sets forth responses of Ares Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 23, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Draft Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted October 29, 2020

Prospectus Summary

Corporation Information, page 9

1. Staff’s comment: Please include the telephone number of your principal executive offices on the cover page or in the summary section. See Item 503(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 10 accordingly.

Warrants, page 133

2. Staff’s comment: You discuss your warrant agreement exclusive forum provision on page 140 and include a reference to disclosure in Risk Factors. Please tell us the location of your warrant agreement exclusive forum risk factor disclosure or add risk factor disclosure. Please also disclose that there is uncertainty as to whether a court would enforce such exclusive forum provision. Since you disclose that the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has included a risk factor pertaining to these matters on page 61 and has revised the disclosure on page 145 to disclose that there is uncertainty as to whether a court would enforce such exclusive forum provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Signatures, page II-4

3. Staff’s comment: Please add the signature of your authorized representative in the United States.

Response: The Company acknowledges the Staff’s comment and has added the signature of our authorized representative in the United States on page II-4 accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Philippa Bond at (310) 552-4222, Peter S. Seligson at (212) 446-4756 and Monica J. Shilling at (310) 552-4355 of Kirkland & Ellis LLP.

Sincerely,

/s/ Anton Feingold
Anton Feingold

Via E-mail:

cc:	Philippa Bond, P.C.

Peter S. Seligson

Monica J. Shilling, P.C.

Kirkland & Ellis LLP

Paul D. Tropp

Michael S. Pilo

Ropes & Gray LLP

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